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                           March 12, 2024

       Neal E. Arnold
       President and CEO
       FirstSun Capital Bancorp
       1400 16th Street, Suite 250
       Denver, Colorado 80202

                                                        Re: FirstSun Capital
Bancorp
                                                            Registration
Statement on Form S-3
                                                            Filed March 8, 2024
                                                            File No. 333-277804

       Dear Neal E. Arnold:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Brittany McIntosh